Exhibit 99.3

ROMA Green Finance to Invest US$15 Million in BlueFlare Group Holdings Inc., Owner of BlueFlare Energy Solutions, Targeting the Underserved Sub-10 MW Segment of a Data-Center Buildout Forecast to Exceed US$3 Trillion This Decade

Cornerstone equity investment is ROMA’s first under its newly established behind-the-meter AI/HPC infrastructure vertical; BlueFlare Group Holdings Inc. is the parent of BlueFlare Energy Solutions Inc., whose pipeline includes a previously announced 10 MW high-performance computing site for AVAX One and a roadmap of micro-scale (<10 MW) distributed data centers across Western Canada.

ROMA, Hong Kong, and CALGARY, Alberta, Canada, June 15, 2026 (GLOBE NEWSWIRE) — ROMA Green Finance Limited (Nasdaq: ROMA) (“ROMA” or the “Company”) today announced that it has entered into a non-binding letter of intent to subscribe for a 5% equity interest in BlueFlare Group Holdings Inc. (“BlueFlare” or the “BlueFlare Group”) for total consideration of US$15 million. BlueFlare Group Holdings Inc. is the parent company and sole owner of BlueFlare Energy Solutions Inc. (“BFE Solutions”) and its affiliated operating subsidiaries. The proposed investment is the first under the dedicated AI/HPC infrastructure investment vertical that ROMA established on June 12, 2026, and represents the Company’s first direct equity position in a behind-the-meter compute infrastructure platform. ROMA’s capital would be subscribed at the BlueFlare Group holding-company level and, on closing, will contribute to BFE Solutions, the group’s principal operating subsidiary, to fund its buildout. The proposed investment is non-binding and remains subject to the satisfactory completion of due diligence and the negotiation and execution of definitive agreements; there can be no assurance that the transaction will be completed on the terms described, or at all.

ROMA’s investment is timed to accelerating demand for AI/HPC capacity. Independent industry forecasts project that global data-center power capacity could roughly double to approximately 200 gigawatts by 2030 and that cumulative investment in data-center infrastructure could exceed US$3 trillion over the coming decade. ROMA believes the most acute constraint in this buildout is not demand but available power and time-to-energization — particularly in the sub-10 megawatt segment that BlueFlare targets and that conventional, grid-dependent development underserves.

BlueFlare is an Alberta-based developer of behind-the-meter (“BTM”) power generation and distributed compute infrastructure. The company designs, builds, and manages on-site natural gas generation paired with high-density computing facilities, enabling AI and HPC workloads to be energized on timelines that grid-connected projects cannot match. BlueFlare operates through its subsidiaries BFE Solutions, BFE Resources, and BFE Equipment. Its leadership team includes Chief Executive Officer Landon Ruszkowski, Chief Financial Officer Walter Mello, Chief Technology Officer Noah Cramer, and Vice President of Operations Pierce McWilliams.

ROMA’s capital is intended to support BlueFlare’s project pipeline. BlueFlare has a previously announced contract — currently pending finalization of definitive agreements — to develop a 10 MW HPC site for AVAX One Technology. BlueFlare also plans to develop a portfolio of micro-scale, distributed data centers, each below 10 MW, sited at or near stranded and underutilized natural gas resources across Western Canada.

The transaction advances ROMA’s stated strategy of allocating capital toward powered land, behind-the-meter generation, and high-density compute assets positioned to serve accelerating AI/HPC demand.

“This is a disciplined, picks-and-shovels investment in the infrastructure layer of the AI era,” said Claire Luk, CEO of ROMA Green Finance Limited. “Compute is constrained by power and by time-to-energization, not by demand. BlueFlare’s behind-the-meter model attacks both constraints at once, and a US$15 million cornerstone stake gives ROMA direct, scalable exposure to the underserved sub-10 megawatt segment. We see this as the foundation of a deliberate AI/HPC infrastructure strategy.”

“ROMA’s commitment validates the model we have built and accelerates our buildout,” said Landon Ruszkowski, Chief Executive Officer of BlueFlare Group Holdings Inc. “With this capital behind us, we can advance our pending 10 MW project for AVAX One and expand our pipeline of micro-scale, distributed data centers. Behind-the-meter generation is how compute gets powered when the grid cannot keep up, and we are positioned to deliver it.”

ROMA intends to provide further detail regarding the transaction and its broader AI/HPC infrastructure strategy in subsequent disclosures.

About BlueFlare Group Holdings Inc.

BlueFlare Group Holdings Inc. is an Alberta-based holding company and the parent of BlueFlare Energy Solutions Inc., BlueFlare Energy Resources Inc., and BlueFlare Energy Equipment Inc. Through these operating subsidiaries (BFE Solutions, BFE Resources, and BFE Equipment), BlueFlare develops behind-the-meter power generation and distributed compute infrastructure, delivering design-build-manage solutions that pair on-site natural gas generation with high-density data-center capacity for AI and high-performance computing workloads.

About ROMA Green Finance Limited

ROMA Green Finance Limited (Nasdaq: ROMA) is a Cayman Islands incorporated company whose operating companies carrying on the business of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services. It is now pursuing direct exposure to AI/HPC and digital infrastructure assets, including powered land, behind-the-meter generation, and high-density compute.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities laws, including statements regarding the anticipated benefits and completion of ROMA’s investment in BlueFlare Group Holdings Inc.; the development, financing, timing, and completion of the BlueFlare Group’s project pipeline, including its pending arrangement with AVAX One Technology and its planned micro-scale distributed data centers; projected industry growth, data-center power capacity, and infrastructure investment; and ROMA’s strategy in the AI/HPC infrastructure sector. Words such as “intends,” “plans,” “expects,” “anticipates,” “believes,” “targets,” “pending,” “will,” and similar expressions identify forward-looking statements.

These statements are based on current expectations and assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially, including but not limited to: the failure to finalize, perform, or close definitive agreements (including BlueFlare’s pending arrangement with AVAX One Technology and the BlueFlare investment described herein); BlueFlare’s ability to develop, finance, permit, energize, and operate its projects on expected timelines or at all; the accuracy of third-party industry forecasts; ROMA’s ability to fund its investment and execute its strategy; and regulatory, market, and economic conditions, as well as other risks described in ROMA’s filings with and submissions to the U.S. Securities and Exchange Commission. There is no assurance that any project, pipeline, or anticipated benefit described herein will be realized. ROMA undertakes no obligation to update any forward-looking statement except as required by law.

Statements regarding industry size, growth rates, and capacity (including references to approximately 200 gigawatts of data-center power capacity by 2030 and cumulative data-center infrastructure investment exceeding US$3 trillion over the coming decade) are based on third-party sources that ROMA believes to be reliable but has not independently verified.

Investor & Media Contacts

ROMA Green Finance Limited

IR Contact:

HBK Strategy Limited

ir@hbkstrategy.com

+852 2156 0223

BlueFlare Group Holdings Inc. Landon Ruszkowski, CEO landon@goblueflare.com

Source: ROMA Green Finance Limited. The material terms of this transaction are expected to be furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K.